CAPITAL GOLD CORPORATION 76 Beaver Street - 26 Floor New York, New York 10005
Tel. 212-344-2785	Fax: 212-344-4537

January 27, 2006

H. Roger Schwall,
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002

Re:	Capital Gold Corporation Registration Statement on Form SB-2, SEC File No. 333-129939

Dear Mr. Schwall:

Capital Gold Corporation (“Capital Gold”) hereby requests, pursuant to Rule 461 of Regulation C, that the effective date of its Form SB-2 Registration Statement ("Registration Statement") be accelerated so that it is declared effective at 5:00 p.m. on January 30, 2006 or as soon thereafter as practicable.

Capital Gold acknowledges that the disclosure in the filing is the responsibility of Capital Gold.

Capital Gold also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Capital Gold represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capital Gold further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Capital Gold from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

CAPITAL GOLD CORPORATION

By:	/s/ Gifford Dieterle
Gifford Dieterle, President